ENGLISH VERSION

unexecuted

THIS TEMPORARY OCCUPATION OF EJIDO LAND AGREEMENT is made and entered in the Town of Ocobiachi, Municipality of Guazap arez, State of Chihuahua, Mexico, on this the 7th day of May, 2006, between:

EJIDO OCOBIACHI of the Municipality of Guazaparez, State of Chihuahua, Mexico, an ejido duly incorporated pursuant to the Act, with main offices located at Salon Ejidal, Monterde, Guazaparez, Chihuahua, herein represented by the members of its board of directors Masseurs OCTAVIO CASTRO MARQTJEZ, President, GUADALUPE ORTIZ RIVAS, Secretary, MAIRCIAL NAVA PINTO, Treasurer and FERNANDO TRIAS ARANDA, President of the Supervisory Board (hereinafter referred to as the “Ejido”),

OF THE FIRST PART;

AND

MINERA MONTERDE, S. DE R.L. DE C.V. a company duly incorporated pursuant to the Business Corporations Act of Mexico, with main offices located at Camino al Campestre no. 4302, Col. Quintas Campestre, C.P. 31214, Chihuahua, Chih. Mexico, herein represented by ALAN DOUGLAS HITCHBORN acting as its General Manager holding General Powers of Attorney for Legal Representation and Collections, Acts of Administration and Domain (hereinafter referred to as the “Company”),

OF THE SECOND PART.

The appearing parties have caused the execution of this Agreement to set forth the terms and conditions under which the Ejido transfers to the Company, and the Company acquires from the Ejido, the rights of use, enjoyment and occupation in, to and under the Mining Occupation Land for execution of the Mining Activities (as defined here-below).

This Agreement is entered into by the parties hereto pursuant to the laws of

Mexico and, specifically, pursuant to the provisions set forth under the

Agrarian Act, the Mining Act and its Regulations and. the Federal Civil Code.

WARRANTIES AND REPRESENTATIONS UNDER OATH

I. The Ejido represents and warrants to the Company that

I.

It acknowledges that the Company is the sole proprietor of the Mining Concessions described in schedule B attached hereto and made part hereof (the “Mining Concessions”) and that Mineral Products that may exist under the land area comprising the Mining Concessions are owned by the Company as the sole proprietor of the Mining Concessions.

J.

The General Assembly of the Ejido held on May 7, 2006, called and organized in accordance with the provisions of the Act, duly approved and authorized the execution of this Agreement.

K.

The General Assembly of the Ejido has duly appointed the board of directors of the Ejido appearing as its representatives herein and such representation and authority have not, as of the date hereof, been revoked or amended in any manner whatsoever.

II.

The Company represents and warrants to the Ejido that

A.

It is a limited liability partnership duly incorporated and in existence pursuant to the Business Corporations Act of Mexico, represented herein by Alan Douglas Hitchborn acting in his capacity of General Director holding general powers of attorney for legal representation, acts of administration and domain, which as of the date hereof have not been revoked or amended in any manner whatsoever.

B.

It possesses the legal capacity required under Mexican law to acquire as proprietor:

(a)

mining concessions located within the territory of Mexico, in accordance with article 11 of the Mining Act, and

(b)

real estate property rights located outside the constitutionally- restricted area, in conformity with article 10-A of the Foreign Investment Act and article 8 of its Regulations.

C.

It is the sole proprietor of the Mining Concessions.

D.

The use, enjoyment and occupation of the Mining Occupation Land is required by the Company in order to carry out the Mining Activities (as defined here-below).

NOW THEREFORE, in consideration of the mutual warranties and representations herein contained, the parties have caused the execution of this Agreement as follows:

CLAUSES

CLAUSE 1

TEMPORARY OCCUPATION

1.1. The Ejido, with the prior and express consent from the General Assembly of the Ejido Members held on May 7, 2006 hereby grants to the Company, and the Company hereby acquires from the Ejido, the rights of use, enjoyment and occupation of the Mining Occupation Land (identified and described in schedule A attached hereto and made part hereof) for execution at the discretion of the Company of the Mining Activities (defined here-below) and the environmental reclamation required under applicable Mexican law, regulations and official norms.

1.2. The Company shall be authorized to carry out, directly or through its representatives, employees or contractors, within the Mining Occupation Land, the following activities (the “Mining Activities”):

Any work or activity conducted for purposes of: (a) identification of mineral deposits and quantification and evaluation of mineral resources to determine the economic feasibility of its recovery (b) preparation and development of the area comprising the mineral deposit for the recovery and extraction of Mineral Products and (c) refining, treatment, sale and marketing of Mineral Products; including, without limiting the generality of the foregoing:

A.

The construction of any building or structure, or the execution of any exploration work (such as, geological reconnaissance, sampling of rocks, soil, sediments and minerals, metallurgical testing, geological and geophysical mapping, trenching and other supporting exploration work, drilling and underground developments of any nature, construction of tunnels and other underground work) directed to identify mineral deposits andlor to evaluate and quantify ore deposits located in, on or under the surface area covering the Mining Concessions.

B.

The access, establishment of easements or the construction of passages necessary to perform the activities set out in paragraph a above; the use, modification, widening or closure of roads, pathways or other ways of transportation existing on the Mining Occupation Land, to permit the free transit of personnel, equipment, machinery, Mineral Products or other assets of the Company.

“Mineral Products” means all mineral substances set out in article 4 of the Mining Act.

C.

The construction, improvement, removal, mounting or dismounting of campsites, warehouses, workshops, offices or other facilities used to carry out the activities herein set out.

D.

The occupation, dismounting or removal of property owned by Ejido Members which occupation, dismounting or removal is required for the execution by the Company of the activities herein set out.

E.

The use of water, or the obtainment of water rights or water concessions, including the installation of water pipelines or electricity cables and the construction of any structure or building intended for the conduction of water or electricity.

F.

The treatment, mining and refining of Mineral Products, in any of its phases, including, but not limited to, the removal, recovery and extraction by any means of Mineral Products.

G.

The investigation of the feasibility of mining Mineral Products; the development of a mine on the surface area comprising the Mining Occupation Land; the sale and marketing of Mineral Products.

H.

The execution of any activity deemed by the Company to be necessary, appropriate or incidental to the above.

CLAUSE 2

TERM OF TEMPORARY OCCUPATION

2.1. This Agreement and the rights of use, enjoyment and occupation granted by the Ejido to the Company on the Mining Occupation Land shall be in force and effect for a term of thirty (30) years commencing from the date of signing of this Agreement. The term of this Agreement shall be discretionary to the Company and compulsory to the Ejido. The Company shall have the right to relinquish at any time its rights hereunder and to terminate this Agreement, with no responsibility to the Company, by delivery to the Ejido of a 30 day written notice to the Ejido.

CLAUSE 3

ANNUAL RENT

3.1. The Company shall pay to the Ejido an annual rent in consideration of the rights of use, enjoyment and occupation granted by the Ejido to the Company on the Mining Occupation Land (the “Annual Rent”). The Annual Rent shall be established by an appraisal issued by the Institute for the Administration Appraisal of National Assets (“INDABIN”) and it shall be paid by the Company to the Ejido for each twelve month period in consideration for the rights of use, enjoyment and occupation granted by the Ejido to the Company on the Mining Occupation Land. The Annual Rent shall be paid within thirty calendar days following the delivery by the Company to the Ejido of a notice of commencement of Commercial Production and on each annual anniversary of the date of such notice.

For purposes hereof, “Commercial Production” shall mean the operation of the Mining Occupation Land or any part thereof as a mine but does not include milling for the purposes of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced on the first day of the month following the first 30 consecutive days during which Mineral Products have been produced from the Mining Occupation Land at an average rate not less than 70% of the initial rated capacity of the facilities designed for the Mining Occupation Land.

3.2.

For avoidance of doubt, the Annual Rent shall not be payable prior to the Company notifying the Ejido the commencement of Commercial

Production of Mineral Products on any portion of the Mining Occupation

Land.

3.3.

The Company shall, at its own expense and prior to delivery of the notice of Commercial Production, apply for, and obtain from the INDABIN the applicable appraisal. A certified true copy of the appraisal shall be attached to the notice of commencement of Commercial Production.

3.4

Prior to commencement of Commercial Production and the payment of the Annual Rent, the Company will provide community services to the Ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year, the cost of which will be reported annually to the Ejido.

CLAUSE 4

OBLIGATIONS OF THE COMPANY

4.1.

The Company, its employees and representatives shall comply with any and all provisions imposed by mining, labour and environmental legislation to the execution of the Mining Activities on the Mining Occupation Land.

4.2. The Company, its employees and representatives shall be responsible for any sanction, penalty or judgement issued by competent authority in respect to any act carried out in violation of or in contravention with mining, labour or environmental legislation applicable to the Mining Activities conducted on the Mining Occupation Land after the date of signing of this Agreement.

4.3. The Company, its employees and representatives hereby agree to indemnify and hold the Ejido harmless from any loss, liability, claim, accusation, demand or penalty that may be issued to or assessed against the Ejido, its representatives or members in respect to any act carried out by the Company in violation of or in contravention with mining, labour or environmental legislation applicable to the Mining Activities conducted on the Mining Occupation Land after the date of signing of this Agreement.

4.4. In respect to the execution of the Mining Activities on the Mining Occupation Land, the Company shall be solely responsible for obtainment from the competent authorities all permits, authorizations, concessions or favourable resolutions (or, when mandated by law, to issue a notice) in order to authorize the said Company to:

A.

Carry out the Mining Activities in accordance with the environmental impact study to be submitted in conformity with legislation applicable to the protection of the environment.

B.

Build, operate or maintain any mill, processing plant, structure or building, and its components, that is necessary or required for the execution of the Mining Activities.

C.

Consume or use water, whether recurring from the mine adits, or to discharge residual waters as the case may be, in conformity with legislation applicable to the protection of the environment.

D.

Use, consume, purchase or store explosives, in conformity with the Federal Explosives and Firearms Act.

4.5. The Company shall restore and rehabilitate any loss or damage that may be caused to the soil or subsoil of the surface area comprising the Mining Occupation Land as a result of the execution and at the conclusion of the Mining Activities, as mandated by legislation applicable to the protection of the environment.

4.6. The Ejido, its representatives and members shall have, during the term of this Agreement, access to the surface area comprising the Mining Occupation Land. The parties recognize that Mining Activities are inherently dangerous, therefore, such access to be at the sole risk of the Ejido, its representatives or members, or their family members, entering the property and it shall not in any way impede, interrupt or delay the execution of the Mining Activities. The Company, its directors, officers, employees, agents or contractors shall not be liable for any damage, expense, injury or harm incurred by or to the Ejido, its members or representatives, and/or to their family members or their personal property, when such damage, expense, injury or harm is incurred at the time such persons are on the property or as a result of the execution of the Mining Activities.

4.7. The Ejido, its representatives and Ejido Members, and their family members, are required to obtain from the Company a prior written consent to enter andlor remain in any portion of the Mining Occupation Land where Mining Activities have been, are being or will be conducted, and within a radius of 100 (one hundred) metres of such area.

4.8. On termination of this Agreement the Company shall, within a term of two years following such termination, remove from the Mining Occupation Land any and all property, including any equipment, machinery, tool or device utilized during the execution or at the conclusion of the Mining Activities.

CLAUSE 5

OBLIGATIONS OF THE EJIDO

5.1. The Ejido hereby irrevocably grants to the Company all authorizations, consents and permits required by the Company:

A.

Pursuant to applicable environmental legislation, to obtain the approval of change of use of soil from forestry to mining, the approval of the corresponding environmental impact study, and all authorizations, consents and permits required by the Secretariat of the Environment and Natural Resources for the Company to carry out the Mining Activities.

B.

To drill holes and for the use and enjoyment of underground or surface water ways owned by the Mexican Nation and for all permits, licenses or authorizations to be issued in the name of the Company, without the requirement for the Company to acquire the ownership of the land.

C.

In accordance with laws and regulations applicable to the use of soil, hygiene, health, labour or social programs and any other legislation applicable to the activities of the Company on the Mining Occupation Land.

The provisions herein shall be deemed as the consent, authorization, approval or permit of the Ejido to the Company to carry out all acts set forth above; no additional consent, authorization, approval or permit of the Ejido shall be required.

5.2.

The Ejido shall procure and do all acts necessary to provide and maintain full access by the Company, its representatives and contractors, to the Mining Occupation Land as agreed upon herein. In the event such access is restricted, limited or otherwise impeded by any person or object, including any member or representative of the Ejido and/or their family members, the Ejido shall forthwith, but in any case within a term of five calendar days following a written request from the Company, do all acts that are necessary, required or prudent to comply with its obligations hereunder, including the removal from the Mining Occupation Land, by any legal means necessary, of any person or object that in the opinion of the Company is or will be restricting, limiting or impeding the full and unrestricted access by the Company in or to the Mining Occupation Land.

5.3.

The Ejido shall be responsible for any sanction, penalty or judgement issued by a competent authority in respect to any act carried out in violation of or in contravention with mining, labour or environmental legislation applicable to the Mining Activities conducted on the Mining Occupation Land prior to the date of signing of this Agreement.

5.4. The Ejido hereby agrees to indemnify and hold the Company harmless from any loss, liability, claim, accusation, demand or penalty that may be issued to or assessed against the Company, its employees or representatives in respect to any act carried out in violation of or in contravention with mining, labour or environmental legislation applicable to the Mining Activities conducted on the Mining Occupation Land prior to the date of signing of this Agreement.

CLAUSE 6

OPTION TO PURCHASE

6.1.

The Ejido hereby grants to the Company, and the Company acquires from the Ejido, the exclusive right and option to purchase any portion or all of the hectares comprising the Mining Occupation Land (the “Option”) on payment to the Ejido of the price appraised under appraisal issued by the Administration and Appraisal of National Assets Institute (INDAABIN).

6.2.

Prior to exercise of the Option, the Company shall deliver to the Ejido a written notice its intention to exercise the Option and it shall attach to said notice the appraisal issued by the INDAABIN containing the appraised total purchase price (the “Notice to Purchase”). On receipt of the Notice to Purchase, the Company and the Ejido shall sign and notarially ratify a sale and purchase agreement (the “Sale and Purchase Agreement”) whereby the Ejido shall transfer to the Company, on payment of the prices appraised by the INDAABIN (Commission), the ownership of the portion of the Mining Occupation Land to be purchase by the Company, free and clear of any lien, charge, claim of others or encumbrance.

6.3.

Prior to the signing of the Sale and Purchase Agreement, the Ejido shall execute all acts required pursuant to the Agrarian Act and applicable civil law to legally dispose of the immovable rights subject matter of the Sale and Purchase Agreement.

6.4.

If before the Company exercises its right to purchase any or all of the hectares comprising the Mining Occupation Land the Ejido elects to sell or transfer, or has received a bona fide offer to purchase, the ownership of a portion or all of the surface area comprising the Mining Occupation Land, then it shall, within a term of ten calendar days following such election or receipt, as the case may be, deliver a notice in writing to the Company expressing the terms and conditions intended for sale or, as the case may be, the terms and conditions offered to purchase.

6.5.

Upon receipt of the notice, the Company shall have a term of 60 calendar days to express its election to purchase, in the same terms and conditions set out in such notice, the rights intended for sale or offered to purchase, as the case may be.

6.6.

II at the conclusion of the said term, the Company has not expressed its election to purchase the rights intended for sale or offered to purchase, then the Ejido shall be free to sell or transfer, in the same terms and conditions set out in the respective notice, the portion or all of the surface area of the Mining Occupation Land subject matter thereof.

6.7.

If within the term set out in 6.5 the Company notifies the Ejido of its election to purchase, in the same terms and conditions set out in the respective notice, the rights intended for sale or offered to purchase, as the case may be, then the parties shall, within a term of ten calendar day following such notice, sign and execute a sale and purchase agreement to effect the transfer of ownership to the Company of such rights.

6.8.

If pursuant to 6.6. the Ejido, its successors or assigns, at any time sell or transfer the ownership of any portion of the surface area comprising the Mining Occupation Land, then this Agreement shall continue to be in full force and effect for the remaining of the term set out in clause 4 above. The assignee, transferee or purchaser of such rights shall agree, at the time such assignment, transfer or purchase is effected, to be solely responsible (or jointly responsible with the Ejido, its successors or assigns in the case of a partial assignment, transfer or purchase) for compliance with any and all obligations entered into hereunder. A copy of this Agreement shall be appended to the instrument constating such assignment, transfer or purchase.

CLAUSE 7

LEGAL RELATIONSHIP

7.1.

The parties acknowledge that there is no labour relationship between or among themselves or between or among the employees or contractors of one of the parties in respect to the other party; therefore, the parties expressly agree that each party shall individually bear all obligations or responsibilities, if any, imposed on each of them under applicable labour and tax legislation in respect to such party’s employees or contractors. Further, the parties agree to indemnify and hold each other harmless from, and in respect of, any suit, demand or complaint claimed or filed before any administrative or judicial authority by one of the party’s employees or contractors against the other party.

CLAUSE 8

ASSIGNMENT

8.1.

The Company, its successor and assigns, shall have the right to assign or transfer to any person, at its own discretion, the rights and obligations hereunder.

8.2.

This Agreement witnesses and signifies the authorization of the Ejido, and the right of the Company, its successors and assigns, to assign or transfer to any person the rights and obligations set forth in this Agreement. No additional consent or approval from the Ejido, its representatives, its members or the General Assembly is required to exercise the rights contemplated herein.

CLAUSE 9

LIMITATIONS

9.1.

The parties shall act towards each other in good faith and cotperation in all matters connected herewith, provided that:

A.

Such relationship shall not impose upon either of them any duties or liabilities whatsoever except in accordance with this Agreement.

B.

This Agreement shall not be deemed to constitute or create a partnership between the parties; and,

C.

Neither party shall have any authority to act for or to assume any obligation or responsibility on behalf, on account or in representation of the other party, except as provided herein.

CLAUSE 10

TERMINATION

10.1.

This Agreement shall terminate by:

A.

The dissolution and liquidation of the Company.

B.

The conclusion of the term set forth in clause 4 of this Agreement;

C.

The acquisition by the Company of the Mining Occupation Land; if the Company acquires only a portion of such surface area, then this Agreement shall continue to be in full force and effect for the remaining portion of the Mining Occupation Land.

D.

The delivery by the Company to the Ejido of a notice of termination of this Agreement pursuant to clause 4; the Company shall not be obligated to justify prove or demonstrate a cause or reason whatsoever for delivering such notice of termination.

E.

The final determination of nullity, cancellation or termination of the rights attached in and to the Mining Concessions.

F.

The written agreement of the parties.

CLAUSE 11

GOVERNING LAW AND TRIBUNALS

11.1. This Agreement shall be construed and regulated by the provisions of the Act, the Mining Act and the Regulations, the Code of Commerce and the

Civil Code of the State of Chihuahua, Mexico. The parties hereto agree that the state and federal tribunals with competent jurisdiction in and for the City of Chihuahua, State of Chihuahua, Mexico shall have the authority to resolve any dispute, suit or claim arising under this Agreement. The parties hereby renounce to the jurisdiction of any other tribunal or court to whose jurisdiction they might have a right to, by virtue of their current or future domiciles.

CLAUSE 12

FORCE MAJEURE

12.1. The obligation to pay the Annual Rent shall be suspended when the execution of the Mining Activities is prevented, delayed or interrupted by an act of force majeure. Payment of the obligation shall be suspended for the period of duration of the act of force majeure. In case of force majeure, the terms for payment of the suspended obligation(s) shall be advanced by the number of days equal to the period of existence of the force majeure.

12.2. The parties acknowledge as acts of force majeure, the following: any act of God or human act, such as earthquakes, volcanic eruptions, hurricanes, fires, floods, storms, accidents, droughts, avalanches, uprisings, rebellions, revolutions, wars, strikes, illegal confinement, acts of authority, impossibility to access, or complete obstacle to, the mining lots covered by the Mining Concessions and, in general, any other act not related to the will of the parties that prevents or delays the execution of the Mining Activities.

12.3. In the event of force majeure, the Company shall, as prompt as reasonably possible, deliver a notice to the Ejido to inform it of the estimated period of time during which payment of the respective Annual Rental Fee is expected to be suspended. On disappearance of the force majeure, the Company shall notify the Ejido accordingly and it shall, as prompt as reasonably possible, proceed with compliance of the suspended obligation(s).

CLAUSE 13

NOTICES

13.1. Any notice or notification given or required to be given between the parties as a result of the application of this Agreement, including any notification required under judicial proceedings, shall be given in writing and personally delivered to the other party, or delivered by any way that assures undoubtedly its reception or notification and it shall be addressed to the latest domiciles set out by the parties under this Agreement, which domiciles are, until further notice is given, as follows:

If to the Ejido:

If to the Company:

EJIDO OCOBIACHI

Minera Monterde S. de R.L. de C.V.

Domicilio Conocido

Camino al Campestre no. 4302

Poblado de Ocobiachi

Col. Quintas Campestre

Municipio de Guazaparez

Chihuahua, Chih.

Estado de Chihuahua

C.P. 31214, Mexico

Mexico

CLAUSE 14

SUCESSORS AND ASSIGNS

14.1. This Agreement is binding upon, and inures to the benefit of, the Ejido, the Company and their respective successors and assigns.

CLAUSE 15

ENTIRE AGREEMENT

15.1. This Agreement with its schedules and the documents delivered as set forth hereunder, constitute the entire understanding of the parties in respect to the subject matter hereof, and they cancel and supersede any other agreement, contract or letter of intent that they may have executed in respect to the said subject matter.

In witness whereof, the parties hereto after having read and understood the legal effects and validity of the premises set forth above, have caused this Agreement to be executed on the date and place above written.

THE “EJIDO”

THE EJIDO OCOBIACHI

BOARD OF DIRECTORS

SRES. OCTAVIO CASTRO MARQUEZ, President

GUADALUPE ORTIZ RIVAS, Secretary

MARCIAL NAVA PINTO, Treasurer

SUPERVISORY BOARD

FERNANDO TRIAS ARANDA, Presidente

THE “COMPANY”

MINERA MONTERDE, S. de R. L. de C.V.

_____________________________________

PER: ROBERT VERNON LONGE

GENERAL MANAGER

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EL PRESENTE CONVENIO DE OCUPACION TEMPORAL DE TIERRAS EJIDALES es celebrado en el Ejido Ocobiachi, Municipalidad de Guazaparez, Estado de Chihuahua, México, con fecha del 7 de Mayo del 2006, por los comparecientes:

EJIDO OCOBIACHI del Poblado de Ocobiachi, Municipalidad de Guazaparez, Estado de Chihuahua, México, un ejido debidamente constituido en conformidad con la Ley Agraria, con oficinas principales ubicadas en el Salón Ejidal con domicilio conocido, Poblado de Ocobiachi, Guazaparez, Chihuahua representado en el presente acto por los miembros del COMISARIADO EJIDAL, SRES. OCTAVIO CASTRO MARQUEZ, Presidente GUADALUPE ORTIZ RIVAS, Secretario y MARCIAL NAVA PINTO, Tesorero y FERNANDO TRIAS ARANDA, Presidente del Consejo de Vigilancia (denominado en lo sucesivo, el "Ejido")

POR LA PRIMERA PARTE;

Y

MINERA MONTERDE, S. DE R. L. DE C.V. sociedad mercantil debidamente constituida conforme a la Ley General de Sociedades Mercantiles, con oficinas principales ubicadas en Camino al Campestre no. 4302, Col. Quintas Campestre, C. P. 31214, Chihuahua, Chih. México, representada en el presente acto por su Gerente General, ROBERT VERNON LONGE quien posee Poderes Generales para Pleitos y Cobranzas, Actos de Administración y Dominio de dicha sociedad (denominada en lo sucesivo, la "Compañía"),

POR LA SEGUNDA PARTE.

Las partes comparecientes acuerdan en celebrar el presente Convenio para estipular los términos y condiciones bajo los cuales el Ejido transmite a la Compañía, y la Compañía adquiere del Ejido, los derechos de uso, aprovechamiento y ocupación del Terreno de Ocupación Temporal con el propósito de ejecutar las Actividades Mineras (términos que se definen más adelante).

El presente Convenio es celebrado en conformidad con las leyes de los Estados Unidos Mexicanos y, específicamente, en conformidad con las disposiciones aplicables de la Ley Agraria, la Ley Minera y su Reglamento y el Código Civil Federal.

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA — ESTADOS UNIDOS MEXICANOS — DISTRITO ARTEAGA — CHINIPAS, CHIHUAHUA

DECLARACIONES BAJO PROTESTA DE DECIR VERDAD

O.C.M.
G.O.R.
F-T-A
M.N.P.

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I. El Ejido declara y conviene con la Compañía que:

A. Es un núcleo de población ejidal oficialmente reconocido, debidamente constituido conforme a la Ley Agraria (en lo sucesivo, la "Ley"), dotado de un total de 30,969·07·74.271 hectáreas de terreno rústico (en lo sucesivo, las "Tierras Ejidales") mediante Resolución del Gobierno Federal de México de fecha del 21 de Diciembre de 1949 publicada en el Diario Oficial de la Federación el 01 de Febrero de 1950, ejecutada con fecha 15 de Junio de 1950; las Tierras Ejidales se identifican y ubican en el plano que en anexo A se anexa y forma parte del presente Contrato.

B. Dedica las Tierras Ejidales para fines de agricultura y para actividades forestales, conforme al artículo 9 de la Ley.

C. Se integra con un total de trescientos dieciséis (316) ejidatarios (en lo sucesivo, los Ejidatarios") con derechos reconocidos por la Asamblea General de Ejidatarios del Ejido.

D. Que del total de las Tierras Ejidales existen un total de 30,906·82·66.860 hectáreas de uso común del Ejido que se identifican y ubican en el plano que en anexo A se anexa y forma parte del presente Contrato (en lo sucesivo las "Tierras de Uso Común"), cuya superficie no ha sido parcelada y ninguno de los Ejidatarios puede reclamar legalmente derechos exclusivos de aprovechamiento, uso y usufructo sobre parte alguna de dicho terreno.

E. Las Tierras de Uso Común y, por inclusión, el Terreno de Ocupación Temporal, se encuentran libres y exentos de gravámenes, afectaciones, cargas o limitaciones diferentes de las que le impone la Ley Agraria, y que nada impide al Ejido la celebración y cumplimiento de este Contrato.

F. Ha convenido con la Compañía en otorgarle los derechos de uso, aprovechamiento y ocupación de un total de 2,184 hectáreas que se encuentran dentro de las Tierras de Uso Común, cuyo polígono se identifica y describe en el plano que en anexo A se adjunta y forma parte del presente Contrato (el "Terreno de la Ocupación Temporal") para efectos de que la Compañía desarrolle sobre dicho bien inmueble Actividades Mineras (según se definen en adelante).

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA JUZGADO DE PRIMERA INSTANCIA ESTADOS UNIDOS MEXICANOS DISTRITO ARTEAGA CHINIPAS, CHIH.

G.O.R. F.T.A M.N.H.

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G. Reconoce que la superficie del Terreno de la Ocupación Temporal se encuentra dentro del perímetro de los lotes mineros amparados por las Concesiones Mineras propiedad de la Compañía.

H. Dentro de los límites del Terreno de Ocupación Temporal no existen bienes muebles o inmuebles propiedad del Ejido distintos del terreno superficial y tampoco existen bienes muebles propiedad de los Ejidatarios.

I. Reconoce que la Compañía es exclusiva titular de los derechos derivados de las Concesiones Mineras que en anexo B se adjuntan y forman parte del presente Contrato (en lo sucesivo, las "Concesiones Mineras"), y que las sustancias minerales que en su caso existan en el subsuelo de los lotes mineros amparados por las Concesiones Mineras son propiedad de la Compañía en su carácter de titular de las Concesiones Mineras.

J. La Asamblea General de Ejidatarios celebrada con fecha del 7 de Mayo del 2006, convocada e instalada en cumplimiento de las disposiciones de la Ley, aprobó y autorizó la celebración del presente Contrato.

K. La Asamblea General de Ejidatarios nombró debidamente a los miembros del Comisariado Ejidal que actúan en representación del Ejido en el presente acto y dicha representación y poderes otorgados no han sido, a la fecha de la firma del presente Contrato, revocados o modificados en forma alguna.

II. La Compañía declara y conviene con el Ejido que:

A. Es una sociedad de responsabilidad limitada de capital variable debidamente constituida y en existencia en conformidad con la Ley General de Sociedades Mercantiles, representada en el presente acto por su Gerente General Sr. ROBERT VERNON LONGE quien posee poderes generales para pleitos y cobranzas, actos de administración y dominio, los cuales a la fecha de la firma del presente Contrato no han sido modificados o limitados en forma alguna.

B. Posee la capacidad legal requerida por la leyes mexicanas para adquirir como titular:

(a) concesiones mineras ubicadas dentro del territorio de la República Mexicana, en conformidad con el artículo 11 de la Ley Minera; y,

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(b) bienes inmuebles ubicados fuera de la zona constitucionalmente restringida, en conformidad con el artículo 10-A de la Ley de Inversiones Extranjeras y artículo 8 de su Reglamento.

C. Es 100% titular de las Concesiones Mineras.

D. Requiere ocupar el Terreno de Ocupación Temporal para efectos de desarrollar sobre el área superficial amparada por dicho inmueble las Actividades Mineras (según se definen mas adelante).

POR LO TANTO, en virtud y con motivo de las declaraciones y convenios hechos por las partes en el presente Contrato, dichas partes comparecientes celebran el presente Contrato libres de dolo, mala fe, violencia, ilicitud, lesión, error, temor reverencial o incapacidad o de algún otro vicio de la voluntad o del consentimiento, y en conformidad con las siguientes:

CLAUSULAS

CLAUSULA 1
OCUPACIÓN TEMPORAL

1.1. El Ejido, con la aprobación previa, expresa y por escrito de la Asamblea General de Ejidatarios celebrada con fecha del 7 de Mayo del 2006, otorga a la Compañía, y la Compañía adquiere, los derechos de uso, disfrute y ocupación del Terreno de Ocupación Temporal (cuyas medidas y colindancias se identifican y describen en al anexo A del presente Contrato) para efecto de que la Compañía desarrolle sobre dicho inmueble, a su absoluta discreción, las Actividades Mineras (definidas en adelante) y las de restauración ambiental que deba efectuar de conformidad con las leyes, reglamentos y normas oficiales mexicanas aplicables.

1.2. Las actividades que la Compañía estará facultada para desarrollar, directamente o a través de sus representantes, trabajadores o contratistas, dentro de la superficie del Terreno de Ocupación Temporal son las siguientes (en este Contrato, las "Actividades Mineras"):

Todo trabajo u obra ejecutados con el propósito de (a) identificar depósitos minerales y cuantificar las reservas mineras para determinar la factibilidad económica de su recuperación, (b) preparar y desarrollar el área que comprende el depósito mineral para recuperar y extraer sustancias minerales, y (c) refinar, tratar, vender y mercadear sustancias mineras, incluyendo, sin limitar la generalidad de lo anterior:

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A. La construcción de todo tipo de obras, edificaciones y demás trabajos de exploración (tales como reconocimientos geológicos, muestreo de rocas, suelo, sedimentos y minerales para realizar pruebas metalúrgicas; mapeo geológico y geofísico; construcción de zanjas y obras para el soporte de la operación de exploración; perforación y desarrollos de cualquier clase; la construcción de túneles, tiros y socavones realizados para identificar depósitos minerales y/o para evaluar y cuantificar depósitos minerales.

B. El acceso, la constitución de servidumbres o la construcción de vías que sean necesarias para ejecutar las actividades descritas en el párrafo anterior; el uso, modificación, ampliación o inhabilitación de los caminos, veredas, mangas, callejones y otras vías de comunicación ya existentes en el Terreno de Ocupación Temporal a fin de transitar y transportar libremente personal, maquinaria, herramientas, Productos Minerales y bienes de cualesquiera otras especies.

"Productos Minerales" significa toda sustancia o mineral descritos en el artículo 4 de la Ley Minera;

G.O.R

A.T.A

C. La construcción, ampliación, desmantelamiento, montaje o desmontaje de campamentos, dormitorios, bodegas, almacenes, talleres, oficinas e instalaciones conducentes a las obras y trabajos contemplados en el presente Contrato.

D. La ocupación, desmantelamiento o remoción de bienes propiedad de los Ejidatarios que la Compañía tuviere necesidad de ocupar, desmantelar, remover o inutilizar con motivo de sus obras y trabajos contemplados en el presente Contrato.

M.Wt.

E. El aprovechamiento de las aguas y la obtención de derechos o concesiones de agua, incluyendo la instalación de tubería de agua o cables eléctricos y cualquier estructura o edificación erigidos para la conducción de agua o energía eléctrica.

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA
JUZGADO DE PRIMERA INSTANCIA
ESTADOS UNIDOS MEXICANOS
DISTRITO ARTEAGA
CHINIPAS, CHIH.

F. El tratamiento, minado y refinación de Productos Minerales, en cualquiera de sus etapas, incluyendo, sin limitar lo anterior, la remoción, recuperación o extracción por cualquier medio de dichas sustancias.

G. La investigación de la factibilidad económica de minar Productos Minerales; la construcción de una mina en cualquier porción del Terreno de Ocupación Temporal; la venta y mercadeo de sustancias minerales.

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H. La ejecución de toda actividad adicional considerada por la Compañía como necesaria, apropiada o incidental a las actividades descritas anteriormente.

CLAUSULA 2
<u>TERMINO DE LA OCUPACIÓN TEMPORAL</u>

2.1. El presente Contrato y los derechos de uso, aprovechamiento y ocupación otorgados por el Ejido a la Compañía sobre el Terreno de Ocupación Temporal serán vigentes por un término de treinta (30) años a partir de la fecha de la firma del presente Contrato. Dicho término será forzoso y obligatorio para el Ejido y voluntario para la Compañía. La Compañía podrá renunciar anticipadamente a sus derechos y dar por terminado unilateralmente el presente Contrato en cualquier momento, sin responsabilidad de ninguna naturaleza para la Compañía, mediante aviso por escrito al Ejido con treinta (30) días naturales de anticipación.

CLAUSULA 3
<u>RENTA ANUAL</u>

3.1. La Compañía pagará al Ejido una renta anual como contraprestación por la transmisión de los derechos de uso, aprovechamiento y ocupación otorgados por el Ejido a la Compañía sobre el Terreno de Ocupación Temporal (la "Renta Anual"). La Renta Anual será establecida mediante avalúo emitido por el Instituto de Administración y Avalúos de Bienes Nacionales (INDAABIN) a pagarse por cada período de doce meses por la Compañía al Ejido por el uso y ocupación del Lote de Ocupación Temporal. La Renta Anual será pagada dentro de un término de treinta días naturales contados a partir de la notificación que haga la Compañía al Ejido del inicio de la Producción Comercial y en cada aniversario anual de la fecha de dicha notificación.

"Producción Comercial" significa la operación de una mina en el Lote de Ocupación Temporal, o sobre una porción del mismo, pero no incluye el minado con el propósito de realizar pruebas o el minado realizado por una planta piloto. La Producción Comercial se considerará que ha iniciado el primer día del mes de calendario siguiente al vencimiento de un término de 30 días consecutivos durante los cuales sustancias minerales han sido producidas en el Lote de Ocupación Temporal a una capacidad promedio mínima del 70% de la capacidad inicialmente designada para la planta construida en dicho Lote.

3.2. Para mayor aclaración, la Renta Anual no deberá ser pagada con anterioridad a que la Compañía notifique al Ejido el principio de la

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Producción Comercial de Productos Minerales en cualquier porción del Lote de Ocupación Minera.

3.3. La Compañía deberá, a su costo y con anterioridad a la notificación del inicio de la Producción Comercial, solicitar y obtener del INDABIN el avalúo correspondiente. Copia certificada de dicho avalúo deberá ser anexada a la notificación del comienzo de la Producción Comercial.

3.4. Con anterioridad al inicio de la Producción Comercial y al pago de la Renta Anual, la Compañía desarrollará obras y labores comunitarias sobre las Tierras Ejidales para incrementar la infraestructura de la comunidad y la mejoría de la comunidad en general; dichas obras y labores comunitarias tendrán un valor no menor a $40,000 USD (Cuarenta Mil dólares de los Estados Unidos de América 00/100) por año; el Ejido será informado anualmente de dicho costo.

CLAUSULA 4
OBLIGACIONES DE LA COMPAÑIA

4.1. La Compañía, sus trabajadores y contratistas deberán cumplir con las disposiciones impuestas en la legislación minera, laboral y en materia de protección al medio ambiente durante la ejecución de las Actividades Mineras.

4.2. La Compañía, sus trabajadores y representantes serán responsables de cualquier sanción, multa o sentencia emitida por autoridad competente con respecto a cualquier acto realizado en violación o en contravención a la legislación minera, laboral y en materia de protección al medio ambiente que sea aplicable a las Actividades Mineras ejecutadas en el Terreno de Ocupación Temporal con posterioridad a la fecha de la firma del presente Contrato.

4.3. La Compañía, sus trabajadores y representantes acuerdan en indemnizar y proteger al Ejido de cualquier pérdida, responsabilidad, reclamación, demanda o multa que pudiera girarse o cuantificarse en contra del Ejido, sus representantes o ejidatarios con respecto a cualquier acto ejecutado en violación o en contravención a la legislación minera, laboral y en materia de protección al medio ambiente que sea aplicable a las Actividades Mineras ejecutadas en el Terreno de Ocupación Temporal con posterioridad a la fecha de la firma del presente Contrato.

4.4. En relación con la ejecución de las Actividades Mineras a ejecutarse en el Terreno de Ocupación Temporal, la Compañía será responsable única de solicitar y obtener de las autoridades competentes todos los permisos,

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autorizaciones, concesiones o resoluciones favorables (o de dar los avisos ordenados por la ley, en su caso) que la faculten para:

A. Ejecutar las Actividades Mineras de acuerdo al estudio de impacto ambiental que en su oportunidad se presente en conformidad con la normatividad en materia de protección al medio ambiente.

B. Construir, operar o mantener todo molino, planta de beneficio, estructura o edificación, y sus componentes, que sean necesarios o requeridos por la Compañía para la ejecución de las Actividades Mineras.

C. Consumir o usar el agua, proveniente o no de las minas, o desechar aguas residuales, en su caso, en conformidad con la normatividad en materia de protección al medio ambiente.

D. Usar, consumir, comprar o almacenar explosivos, en conformidad con la Ley General de Armas de Fuego y Explosivos.

4.5. La Compañía deberá restaurar y rehabilitar cualquier pérdida o daño que pudiera causarse al suelo o subsuelo del área que comprende el Terreno de Ocupación Temporal como resultado de la ejecución y a la conclusión de las Actividades Mineras, según sea ordenado por la legislación aplicable en materia de protección al medio ambiente.

4.6. El Ejido, sus representantes y Ejidatarios tendrán, durante la vigencia del presente Contrato, acceso al área superficial que comprende el Terreno de Ocupación Temporal. Las partes reconocen que las Actividades Mineras son por su naturaleza peligrosas, por lo tanto, dicho acceso será al riesgo propio del Ejido, sus representantes o Ejidatarios, o los familiares de éstos, que se introduzcan a dicho lote y dicho acceso no deberá de ninguna forma impedir, interrumpir o dilatar la ejecución de las Actividades Mineras. La Compañía, sus consejeros, trabajadores, agentes o contratistas no serán responsables por ningún daño, gasto, lesión o perjuicio incurrido al Ejido, sus representantes o ejidatarios, o los familiares de éstos, o a su propiedad, cuando dicho daño, gasto, lesión o perjuicio sea incurrido al momento en que dichas personas se encuentren dentro del Terreno de Ocupación Temporal o como resultado de la ejecución de las Actividades Mineras.

4.7. El Ejido, sus representantes o ejidatarios, y los familiares de éstos, requerirán de un permiso escrito por adelantado de la Compañía para introducirse y/o permanecer en cualquier porción del área que comprende el Terreno de Ocupación Temporal en donde las Actividades Mineras han sido, están siendo o serán ejecutadas, y dentro de un radio de cien (100) metros de dicho perímetro.

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4.8. Una vez terminado el presente Contrato, la Compañía deberá, dentro de un término de dos años contado a partir de la fecha de dicha terminación, remover del Terreno de Ocupación Temporal todo bien de su propiedad, incluyendo todo equipo, maquinaria, herramienta o aparato utilizado durante la ejecución o a la conclusión de las Actividades Mineras.

CLAUSULA 5
<u>OBLIGACIONES DEL EJIDO</u>

5.1. El Ejido otorga irrevocablemente a la Compañía todas las anuencias, consentimientos, permisos y autorizaciones que sean necesarios:

A. De conformidad con la Ley Ambiental a fin de que la Compañía obtenga la aprobación del cambio de uso de suelo de forestal a suelo con fines mineros, su manifestación de impacto ambiental y todas las licencias, permisos o autorizaciones que la Secretaría de Medio Ambiente y Recursos Naturales deba de otorgarle o conferirle de acuerdo a la ley para que la Compañía pueda llevar a cabo sus actividades de conformidad con este contrato.

B. A fin de que la Compañía solicite y obtenga permisos, licencias, concesiones o autorizaciones de cualquier tipo para la perforación de pozos y para el aprovechamiento de aguas subterráneas o bien superficiales que pertenezcan a la Nación y para que los respectivos permisos, licencias, concesiones o autorizaciones se expidan a nombre de la Compañía sin necesidad de que la Compañía adquiera el suelo.

C. De conformidad con las leyes y reglamentos aplicables en materia de uso del suelo, de sanidad o salud, de trabajo y previsión social y en otras materias relacionadas con las actividades de la Compañía en el Terreno de Ocupación Minera.

Lo pactado en esta cláusula será considerado como el consentimiento, anuencia, aprobación, permiso o autorización del Ejido para todos los fines o propósitos arriba especificados; no se requerirá consentimiento, anuencia, aprobación, permiso o autorización adicional o diferente.

5.2. El Ejido y los Ejidatarios procurarán y ejecutarán todo acto que sea necesario para proveer y mantener el acceso total por parte de la Compañía, sus representantes y contratistas al área que comprende el Terreno de Ocupación Temporal, en conformidad con lo pactado en el presente instrumento. En caso de que dicho acceso sea restringido, limitado o de

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cualquier forma impedido por cualquier Ejidatario, persona u objeto, incluyendo a cualquier representante del Ejido y/o sus familiares, el Ejido deberá inmediatamente, pero en todo caso dentro de un término de cinco días naturales posteriores a solicitud expresa de la Compañía, realizar todo acto que sea necesario, requerido o prudente para cumplir con sus obligaciones pactadas en el presente Contrato, incluyendo la remoción del Terreno de Ocupación Temporal, por cualquier medio legal necesario, de cualquier persona u objeto que en la opinión de la Compañía se encuentra o se encontrara en el futuro restringiendo, limitando o impidiendo el acceso total e irrestringido por parte de la Compañía al área que comprende el Terreno de Ocupación Temporal.

5.3. El Ejido será responsable de cualquier sanción, multa o sentencia emitida por autoridad competente con respecto a cualquier acto realizado en violación o en contravención a la legislación minera, laboral y en materia de protección al medio ambiente que sea aplicable a las Actividades Mineras ejecutadas en el Terreno de Ocupación Temporal con anterioridad a la fecha de la firma del presente Contrato.

5.4. El Ejido acuerda en indemnizar y proteger a la Compañía de cualquier pérdida, responsabilidad, acusación, demanda o multa que pudiera girarse o cuantificarse en contra de la Compañía, sus trabajadores o representantes con respecto a cualquier acto ejecutado en violación o en contravención a la legislación minera, laboral y en materia de protección al medio ambiente que sea aplicable a las Actividades Mineras ejecutadas en el Terreno de Ocupación Temporal con anterioridad a la fecha de la firma del presente Contrato.

CLAUSULA 6
<u>OPCION DE COMPRA</u>

6.1. El Ejido otorga a la Compañía, y la Compañía adquiere del Ejido, durante la vigencia del presente Contrato, el derecho exclusivo de optar por la compra de cualquier porción de las hectáreas de terreno que comprenden el Terreno de Ocupación Temporal (en lo sucesivo, la "Opción") mediante el pago al Ejido de un precio justipreciado mediante avalúo emitido por el Instituto de Administración y Avalúos de Bienes Nacionales (INDAABIN).

6.2. Previo al ejercicio de la Opción, la Compañía deberá notificar por escrito al Ejido su intención de ejercer la Opción y deberá anexar a dicho aviso el avalúo emitido por el INDAABIN conteniendo el precio justipreciado de compra (el "Aviso de Ejercicio"). Una vez notificado el Aviso de Ejercicio, la Compañía y el Ejido deberán firmar y ratificar notarialmente un contrato de compraventa (la "Compraventa") mediante el cual será transmitido a la

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Compañía, mediante el pago al Ejido del precio de compra establecido en el avalúo del INDAABIN, la propiedad de la porción del Terreno de Ocupación Temporal que desea adquirir, libre de todo gravamen, carga, afectación o reclamación de tercero alguno.

6.3. Previo a la firma de la Compraventa, el Ejido deberá realizar todo acto jurídico requerido conforme a la legislación agraria y civil para enajenar legalmente el bien inmueble objeto jurídico de dicha Compraventa.

6.4. Si en caso de que con anterioridad a que la Compañía ejerza su derecho de opción de compra cualquier porción del Terreno de Ocupación Temporal, el Ejido opta por enajenar o transmitir por cualquier medio la propiedad del área que comprende el Lote de Ocupación Temporal o una porción de ésta, o haya recibido una oferta legítima de compra sobre dichos derechos, lo deberá notificar por escrito a la Compañía dentro de un término de diez días naturales contados a partir de la fecha en que dicha decisión sea tomada o de la recepción de la oferta de compra, según sea el caso, informándole los términos y condiciones bajo los cuales se pretenden vender dichos derechos o, según sea el caso, los términos y condiciones ofrecidos para su compra.

6.5. La Compañía tendrá un término de sesenta días naturales, contados a partir de la fecha de recibo de la notificación respectiva, para expresar su intención de comprar, parcial o totalmente, la titularidad de los derechos ofrecidos para su venta o compra, según sea el caso.

6.6. Una vez transcurrido dicho término sin haberse ejercido el derecho del tanto por la Compañía en los términos del párrafo anterior, el Ejido podrá transmitir libremente la titularidad de dichos derechos, siempre y cuando los términos y condiciones de venta sean los mismos a los expresados en la notificación hecha a la Compañía.

6.7. Si dentro del término establecido en la cláusula 6.5. la Compañía notifica al Ejido de su decisión de comprar, en los mismos términos y condiciones indicados en la notificación respectiva, los derechos pretendidos para su venta u ofrecidos para su compra, según sea el caso, la partes deberán celebrar y firmar, dentro de un término de diez días naturales siguientes a dicha notificación, un contrato de compraventa para transmitir la titularidad de dichos derechos a la Compañía.

6.8. Si en conformidad con lo previsto en la cláusula 6.6. el Ejido, sus causahabientes o cesionarios venden o transmiten en cualquier tiempo la titularidad de cualquier porción del área que comprende el Lote de Ocupación Temporal, el presente Contrato continuará vigente por el remanente del término establecido en la cláusula 2 del presente Contrato. Todo cesionario,

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adquirente o comprador de dichos derechos deberá asumir exclusivamente, al momento en que dicha cesión, adquisición o compra sea celebrada (o solidariamente con el Ejido, sus causahabientes o cesionarios en caso de que se trate de una cesión, transmisión o venta parcial) la obligación de cumplir con todos y cada uno de los términos y condiciones pactados en el presente Contrato. Copia del presente Contrato deberá ser anexada al instrumento mediante el cual se formalice dicha cesión, transmisión o compra de derechos.

CLAUSULA 7
RELACION LEGAL

7.1. Las partes reconocen y acuerdan que no existe relación laboral alguna entre los trabajadores o contratistas de una parte con respecto a la otra; por lo tanto, las partes expresamente convienen en que cada parte asumirá individualmente toda responsabilidad u obligación impuesta a ellas por la legislación laboral o fiscal con respecto a sus respectivos trabajadores y contratistas. Por consiguiente, cada parte conviene en mantener a la otra parte libre y a salvo de cualquier reclamación, demanda, acusación o queja que pudiere presentarse en su contra por los trabajadores, empleados o contratistas de la otra parte ante cualquier autoridad administrativa o judicial.

CLAUSULA 8
CESION

8.1. La Compañía, sus sucesores o cesionarios tendrán el derecho de ceder y transmitir a otra persona física o moral, a su absoluta discreción, los derechos y obligaciones pactados en el presente Contrato.

8.2. El presente Contrato es constancia y evidencia del consentimiento o anuencia otorgado por el Ejido a la Compañía, sus sucesores y cesionarios, para que a su absoluta discreción puedan ceder o transmitir a cualquier persona física o moral los derechos y/o obligaciones pactados en el presente Contrato. Las partes acuerdan que no se requiere del consentimiento adicional, anuencia o aprobación del Ejido, sus representantes o la Asamblea General para ejercer los derechos otorgados en la presente cláusula.

CLAUSULA 9
LIMITACIONES

9.1. Las partes actuarán de buena fé y cooperación con respecto a todo lo relacionado con el presente Contrato, en el entendido de que:

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A. Dicha relación no impondrá a ninguna de ellas ninguna obligación o responsabilidad adicionales a las pactadas en el presente Contrato.

B. El presente Contrato no deberá constituir o crear ninguna asociación o sociedad entre las partes.

C. Ninguna de las partes tendrá autoridad para actuar o asumir ninguna obligación o responsabilidad en nombre, por cuenta o en representación de la otra parte, con excepción de lo estipulado en el presente instrumento.

CLAUSULA 10
TERMINACION

10.1. El presente Contrato terminará por las siguientes causas:

A. La disolución y liquidación de la Compañía.

B. La conclusión del término pactado en la cláusula 2 del presente Contrato.

C. La adquisición por parte de la Compañía de la propiedad del Terreno de Ocupación Temporal; si la Compañía adquiere solamente una porción de dicha área, el presente Contrato continuará vigente por la parte restante del área del Terreno de Ocupación Temporal.

D. La notificación por parte de la Compañía al Ejido del aviso de renuncia de derechos y terminación del presente Contrato en conformidad con la cláusula 2; la Compañía no estará obligada a justificar, probar o demostrar causa o razón alguna para la emisión de dicho aviso.

E. La declaración mediante sentencia ejecutoriada de la nulidad, cancelación o terminación de los derechos derivados de las Concesiones Mineras.

F. El acuerdo escrito por las partes.

CLAUSULA 11
DERECHO Y TRIBUNALES APLICABLES

11.1. El presente Contrato deberá ser interpretado y estará regulado por las disposiciones aplicables de la Ley Agraria, la Ley Minera y su Reglamento, el Código de Comercio y el Código Civil del Estado de Chihuahua. Las partes se someten expresamente a la competencia de los tribunales estatales y federales con cede y competencia en la Ciudad de Chihuahua, Estado de Chihuahua para el caso de conflicto o interpretación del presente Contrato o de lo no expresamente estipulado en el mismo, renunciando a la jurisdicción

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de cualquier otro juzgado, tribunal o corte, de cualquier naturaleza, a la que pudieran tener derecho en virtud de sus domicilios actuales o futuros, o en virtud de cualquier dispositivo legal que fuera o pudiera ser aplicable.

CLAUSULA 12
CASO FORTUITO O FUERZA MAYOR.

12.1. La obligación de pago de la Renta Anual será suspendida cuando la ejecución de las Actividades Mineras sea interrumpida, impedida o retrazada por causa de fuerza mayor o caso fortuito. Dicha exigibilidad será suspendida durante el tiempo en que se encuentre existente la causa de fuerza mayor o caso fortuito. En caso de existencia de una causa de fuerza mayor o caso fortuito, los términos de pago de la obligación suspendida serán recorridos por el mismo número de días en los que exista la causa de fuerza mayor o caso fortuito.

12.2. Las partes reconocen como causas de fuerza mayor o caso fortuito las siguientes: todos los hechos naturales, fortuitos o del ser humano, como los terremotos, erupciones volcánicas, huracanes, incendios, inundaciones, tormentas, accidentes, sequías, derrumbes, motines, rebeliones, revoluciones, guerras, huelgas, privación ilegal de la libertad, actos de autoridad, imposibilidad u obstaculización del acceso al Terreno de Ocupación Temporal y, en general, cualquier otro hecho o acto ajeno a la voluntad de las partes que impida o retrase la ejecución de las Actividades Mineras.

12.3. En caso de existencia de una causa de fuerza mayor o caso fortuito, la Compañía lo notificará al Ejido a la brevedad razonablemente posible y le informará del término aproximado que durará la suspensión del pago de la respectiva Renta Anual. Una vez que desaparezca la causa de fuerza mayor o caso fortuito, la Compañía lo notificará al Ejido y procederá a cumplir a la brevedad razonablemente posible con la obligación u obligaciones suspendidas.

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA
JUZGADO DE PRIMERA INSTANCIA MIXTO
ESTADOS UNIDOS MEXICANOS
DISTRITO ARTEAGA
CHINIPAS, CHIH.

CLAUSULA 13
AVISOS Y NOTIFICACIONES.

13.1. Todos los avisos o notificaciones que deban darse entre las partes como resultado de la aplicación del presente contrato, incluyendo cualquier emplazamiento o notificación requerida dentro de un procedimiento judicial, deberán darse por escrito entregado personalmente o enviado por cualquier medio que asegure la recepción o notificación en forma fehaciente, y deberán ser dirigidos a las partes al domicilio que corresponda a su último domicilio manifestado para efectos de este contrato, el cual hasta que no exista comunicación por escrito en contrario deberá entenderse que es el siguiente:

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Al Ejido:	A la Compañía:
EJIDO OCOBIACHI Atención: Presidente Domicilio Conocido Poblado de Ocobiachi Municipio de Guazaparez Estado de Chihuahua México	Minera Monterde S. de R. L. de C.V. Atención: Gerente General Camino al Campestre no. 4302 Col. Quintas Campestre Chihuahua, Chih. C. P. 31214, México

CLAUSULA 14
SUCESORES Y CAUSAHABIENTES.

14.1. El presente Contrato obliga y beneficia al Ejido, los Ejidatarios y a la Compañía, así como a sus sucesores y causahabientes.

CLAUSULA 15
ACUERDO TOTAL.

15.1. El presente Contrato, con sus anexos que forman parte del mismo y los documentos que se notifiquen las partes en su conformidad, contienen el acuerdo total de las partes respecto a su objeto, por lo que el mismo cancela y deja sin efecto cualquier otro acuerdo, convenio o carta de intención, ya sea verbal o escrito que hayan celebrado las partes con respecto a dicho objeto.

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Leído que fue el presente Contrato a las partes que en él intervienen y enterados de su alcance y fuerza legal, lo firman para constancia en el lugar y fecha antes señalados.

EL "EJIDO"

EJIDO OCOBIACHI
POBLADO DE OCOBIACHI, MUNICIPIO DE GUAZAPAREZ,
ESTADO DE CHIHUAHUA

COMISARIADO EJIDAL

OCTAVIO CASTRO MARQUEZ, Presidente

GUADALUPE ORTIZ RIVAS, Secretario

MARCIAL NAVA PINTO, Tesorero

CONSEJO DE VIGILANCIA

FERNANDO TRIAS ARANDA, Presidente

PRESIDENTE CONSEJO
DE VIGILANCIA
EJIDO OCOVIACHIC
GUASAPARES CHIH.

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA
JUZGADO DE PRIMERA INSTANCIA MIXTO
ESTADOS UNIDOS MEXICANOS
DISTRITO ARTEAGA
CHINIPAS, CHIHUAHUA

LA "COMPAÑÍA"

MINERA MONTERDE, S. de R. L. de C.V.

ROBERT VERNON LONGE
GERENTE GENERAL

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ANEXO A
TIERRAS EJIDALES, TIERRAS DE USO COMUN DEL EJIDO Y TERRENO DE OCUPACIÓN TEMPORAL

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780,000mE
800,000mE
Ejido Ocobiachi
3,058,000mN
2184 has
Ejido
ROCOROYVO
CONCESIONES
MINERAS
Delimitacion
de las
concesiones
Ejido AREPONAPUCHI
Ejido MONTERDE
Non-Ejido Lands
Ejido
BASONAYVO
Ejido SAN
LEGEND:
Anexo A
MINERA MONTERDE
Concesión Mineral con Ejido Ocobiachi
TERRAS EJIDALES, TIERRAS DE USO COMÚN DEL EJIDO Y TERRENO DE OCUPACIÓN TEMPORAL

OCM
f-T-A
M.N.f.
G.O.R.

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA
JUZGADO DE PRIMERA INSTANCIA MIXTO
ESTADOS UNIDOS MEXICANOS
DISTRITO ARTEAGA
CHINIPAS, CHIHUAHUA

SEP-27-2006 11:32 De :MINERA MONTERDE 01 614 423 46 64 A:90016046698577 P.20

ANEXO "B"

LAS CONCESIONES MINERAS

Lote	Título	Clase		Área (hectáreas)	Validez
Grupo 3 Concesiones					
Anexas de Guazapares	112692	Explotación	(B)	90.0000	04/08/2011
El Coronel Concesiones					
La Verde	217341	Explotación	(A)	195.0000	07/01/2052
La Morena	217348	Explotación	(A	53.5533	07/01/2052
La Malinche	217347	Explotación	(A)	248.1107	07/01/2052
Staked Concesiones					
Stratus	219869	Exploración	(B)	45.1100	04/24/2053
Dakota	219107	Exploración	(B)	74.2600	02/06/2053
[illegible]	226538	Exploración	(B)	12.8394	01/25/2056

PODER JUDICIAL DEL ESTADO DE CHIHUAHUA
JUZGADO DE PRIMERA INSTANCIA MIXTO
ESTADOS UNIDOS MEXICANOS
DISTRITO ARTEAGA
CHINIPAS, CHIHUAHUA

F.T.A
G.O.R
M.N.H.

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